Exhibit 99.1

FEMSA Informs the Market

Monterrey, Mexico, February 28, 2017 - Fomento Económico Mexicano, S.A.B. de C.V. (BMV: FEMSAUBD; NYSE: FMX) (“FEMSA” or the “Company”) announced that according to its 2017 projections, it estimates that capital expenditures (“CAPEX”) of the Company will amount to approximately USD$1.3 billion.

This report contains certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance. Forward-looking statements involve inherent risks and uncertainties. Accordingly, FEMSA cautions readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and FEMSA undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.